SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002

Versatel Telecom International N.V.
 (Exact name of Registrant as specified in its charter)

Hullenbergweg 101
1101 CL Amsterdam-Zuidoost
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

VERSATEL TELECOM INTERNATIONAL N.V.

QUARTERLY REPORT ON FORM 6-K
FOR THE PERIOD ENDED
March 31, 2002

INDEX

PART I —	FINANCIAL INFORMATION	4
ITEM 1.	Financial Statements	4
	Audited Condensed Consolidated Balance Sheet As Of December 31, 2001 And Unaudited Condensed Consolidated Balance Sheet As Of March 31, 2002	4
	Unaudited Condensed Consolidated Statements Of Operations For The Three Months Ended March 31, 2002 And March 31, 2001	6
	Unaudited Condensed Consolidated Statements Of Cash Flows For The Three Months Ended March 31, 2002 And March 31, 2001	7
	Audited Condensed Consolidated Statement Of Shareholders’ Equity For The Year Ended December 31, 2001 And Unaudited Condensed Consolidated Statement Of Shareholders’ Equity For The Three Months Ended March 31, 2002	8
	Notes To The Unaudited Condensed Consolidated Financial Statements	9
ITEM 2.	Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	19
ITEM 3.	Quantitative And Qualitative Disclosures About Market Risk	32
PART II —	OTHER INFORMATION	33
SIGNATURES		35

FORWARD-LOOKING STATEMENTS

     This Quarterly Report on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “should”, “would be”, “seek” or “anticipate” or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	Anticipated trends and conditions in our industry, including regulatory reforms and the liberalization of telecommunications service across Europe;

•	The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;

•	Our ability to compete, both nationally and internationally;

•	Our intention and ability to introduce new products and services;

•	Our expectation of the competitiveness of our services;

•	The anticipated development of our network;

•	Our expectation of the impact of this development on our revenue potential, cost basis and margins; and

•	The impact of our proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all of our outstanding convertible notes and high yield notes on our financial condition and results of operations, whether or not the proposed financial restructuring is successful.

     In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Quarterly Report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTION AND PRESENTATION OF INFORMATION

     Versatel Telecom International N.V. is a company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands. Its principal executive offices are located at Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands and its telephone number is +31 20 750 1000. Unless the context otherwise requires in this Quarterly Report on Form 6-K, the terms the “Company”, “Versatel”, “our company”, “we” and “us” refer to Versatel Telecom International N.V. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

     As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders. We have restated the financial statements and other financial data presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per €1.00 established with the implementation of the third stage of Monetary Union. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

     References to “euro” or “€” are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to “Dutch guilders” or “NLG” are to the former currency of The Netherlands, and references to “U.S. dollars” or “$” are to United States dollars.

PART I — FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2001 AND UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEET AS OF MARCH 31, 2002
(Amounts in thousands of euro, except share and per share amounts)

	December 31, 2001	March 31, 2002

		(unaudited)
	€	€
ASSETS
Current Assets:
Cash	479,799	534,937
Marketable securities	242,306	98,636
Accounts receivable, net	68,884	63,970
Inventory	28,115	27,185
Unbilled revenues	11,078	18,726
Prepaid expenses and other	26,719	33,812

Total current assets	856,901	777,266

Fixed Assets:
Property, plant and equipment, net	814,240	832,871
Construction in progress	125,656	95,174

Total fixed assets	939,896	928,045

Capitalized finance costs, net	33,486	31,831
Other non-current assets	8,048	7,559
Goodwill, net	217,939	219,538

Total assets	2,056,270	1,964,239

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2001 AND UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEET AS OF MARCH 31, 2002
(Amounts in thousands of euro, except for share amounts)

	December 31, 2001	March 31, 2002

		(unaudited)
	€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	118,651	83,902
Accrued liabilities	188,676	194,559
Unearned revenue	21,220	22,246
Current portion of capital lease obligations	1,080	1,147

Total current liabilities	329,627	301,854

Capital lease obligations, net of current portion	12,612	14,380
Long-term liabilities	11,850	11,904
Long-term debt	1,728,875	1,750,391

Total liabilities	2,082,964	2,078,529

Shareholders’ Equity:
Ordinary shares, NLG 0.05 par value, 91,352,247 and 91,352,247 issued and outstanding as of March 31, 2002 and December 31, 2001, respectively	2,073	2,073
Additional paid-in capital	1,022,572	1,016,704
Warrants	336	336
Deferred compensation	(11,932)	(8,811)
Accumulated deficit	(1,039,743)	(1,124,592)

Total shareholders’ equity	(26,694)	(114,290)

Total liabilities and shareholders’ equity	2,056,270	1,964,239

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001
(Amounts in thousands of euro, except for per share amounts)

	Three Months Ended

	March 31, 2001	March 31, 2002

	€	€
OPERATING REVENUES	61,744	67,475
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	40,197	36,282
Selling, general and administrative, excluding stock based compensation shown below	44,818	34,864
Stock based compensation	2,502	(2,747)
Restructuring expense	7,500	—
Depreciation and amortization	30,320	30,835

Total operating expenses	125,337	99,234

Operating Loss	(63,593)	(31,759)
OTHER INCOME (EXPENSES):
Foreign currency exchange (losses) gains, net	(37,493)	(11,727)
Interest income	14,257	6,246
Interest expense	(44,533)	(47,609)
Other expenses	147	—

Total other income (expenses), net	(67,622)	(53,090)

Net loss	(131,215)	(84,849)

Net loss per share (basic and diluted)	(1.46)	(0.93)

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001
(Amounts in thousands of euro)

	Three Months Ended

	March 31, 2001	March 31, 2002

	€	€
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(131,215)	(84,849)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,320	30,835
Amortization of finance cost	1,754	1,655
Currency translation movement	37,493	12,715
Accreted interest on convertible notes	7,423	8,460
Stock based compensation	2,503	(2,747)
Changes in other operating assets and liabilities:
Accounts receivable	(3,637)	4,914
Inventory	(2,818)	930
Prepaid expenses and other	13,572	(13,910)
Accounts payable	(9,162)	(34,749)
Unearned revenue	4,046	1,026
Accrued liabilities	(23,812)	5,417

Net cash used in operating activities	(73,533)	(70,303)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(57,865)	(17,183)
Proceeds from disposal of fixed assets	1,286	—
Acquisition of business, net of cash acquired	(120)	(1,599)
Purchase of marketable securities	(1,961,475)	(67,189)
Sales of marketable securities	999,944	210,859

Net cash (used in) provided by investing activities	(1,018,230)	124,888

CASH FLOW FROM FINANCING ACTIVITIES:
Payments under capital lease obligations	(778)	(64)
Proceeds from (redemption of) short-term loans	(3,035)	563
Proceeds from (redemption of) long-term debt	959	54
Restricted cash paid as interest	307	—
Proceeds from exercised warrants	296	—
Proceeds exercised options	876	—

Net cash (used in) provided by financing activities	(1,375)	553

Net increase (decrease) in cash	(1,093,138)	55,138
Cash, beginning of the period	1,177,867	479,799

Cash, end of the period	84,729	534,937

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for -
Interest (net of amounts capitalized)	49,784	33,166
Acquisition of property through capital leases	—	1,833

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND UNAUDITED CONDENSED
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Amounts in thousands of euro, except for share amounts)

	Number of		Additional
	shares	Ordinary	paid-in		Deferred	Accumulated
	outstanding	shares	capital	Warrants	compensation	deficit	Total

		€	€	€	€	€	€
Balance December 31, 2000	89,661,896	2,033	1,019,015	722	(19,270)	(661,182)	341,318
Shareholders contributions	—	—	2,941	—	—	—	2,941
Shares issued for acquisition	7,500	1	524	—	—	—	525
Stock options exercised	948,133	22	1,073	—	—	—	1,095
Warrants exercised	734,718	17	662	(386)	—	—	293
Deferred compensation	—	—	(1,643)	—	1,643	—	—
Amortization of stock based compensation	—	—	—	—	5,695	—	5,695
Net loss	—	—	—	—	—	(378,561)	(378,561)

Balance December 31, 2001	91,352,247	2,073	1,022,572	336	(11,932)	(1,039,743)	(26,694)

Shareholders contributions	—	—	—	—	—	—	—
Shares issued for acquisition	—	—	—	—	—	—	—
Stock options exercised	—	—	—	—	—	—	—
Warrants exercised	—	—	—	—	—	—	—
Deferred compensation	—	—	(5,868)	—	5,868	—	—
Amortization of stock based compensation	—	—	—	—	(2,747)	—	(2,747)
Net loss	—	—	—	—	—	(84,849)	(84,849)

Balance March 31, 2002	91,352,247	2,073	1,016,704	336	(8,811)	(1,124,592)	(114,290)

There is no comprehensive income other than the net losses for the period.

See notes to the unaudited consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2002 AND 2001

1.	Financial Presentation and Disclosures

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its wholly owned subsidiaries have been prepared in conformity with U.S. GAAP and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company’s consolidated financial position as of March 31, 2002, and the results of operations and cash flows for the three months ended March 31, 2001 and 2002.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company’s 2001 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three months ended March 31, 2002 may not be indicative of the operating results for the full year.

     The Company has no amounts to be included as other comprehensive income.

1.1	Principles of consolidation and consolidated interest

     The consolidated financial statements include the accounts of Versatel and all entities in which Versatel has a controlling voting interest (“Subsidiaries”). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by the company. All significant intercompany transactions have been eliminated.

     When the minority interest amount in the consolidated balance sheet has been reduced to nil by losses of the Subsidiary, Versatel recognized the entire net loss of such Subsidiary without allocation of the deficit to the minority interest.

     Investments are stated at the lower of cost and net realizable value.

1.2	Recently issued Accounting Standards

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Versatel has determined that SFAS No. 143 will have no impact on the Company’s results of operations, financial position or cash flows.

1.3	Recently adopted Accounting Standards

     In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, (i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged). As a result, it is likely that companies will recognize more intangible assets under SFAS No. 141 than its predecessor, Accounting Principles Board (“APB”) Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

     Under SFAS No. 142, goodwill will no longer be amortised on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS No. 142, intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortised over their estimated useful lives.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consumated after July 1, 2001 will not be amortised. On adoption, the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Versatel is of the opinion that the adoption of SFAS No. 142 will require the Company to recognize an impairment on goodwill. The fair value of the goodwill to be impaired and the resulting impact of the impairment on the results of operations has not been finalized by Versatel.

     On January 15, 2002, Versatel purchased an additional 2% interest in Komtel from Stadwerke Flensburg GmbH, the former shareholder, for €1.6 million, increasing Versatel’s interest to 82%. Versatel has not finalized the purchase price allocation in relation to the acquisition of the additional 2% of the shares. Pending the finalization of the purchase price allocation, the purchase price of €1.6 million has been added to goodwill.

     On January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets based on the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. In addition, SFAS No. 144 establishes criteria beyond that previously specified to determine when a long-lived asset is held for sale. Among other things, those criteria specify that (a) the asset must be available for immediate sale in its present condition and (b) the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year, with certain exceptions. It requires that a long-lived asset exchanged for a similar productive long-lived asset shall continue to be classified as held and used until it is disposed of. In addition, SFAS No. 144 provides guidance on the accounting for a long-lived asset classified as held for sale if the asset is reclassified as held and used. With the adoption of SFAS 144, the Company will no longer recognize revenue on non-monetary transactions.

     SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations.

1.4	Reclassification

     Certain prior period balances have been restated to conform to current year presentation.

2.	Current Events

     On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of bondholders with respect to the terms and conditions of its proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all its outstanding high yield and convertible notes. The committee is part of a wider group of holders of notes that collectively own approximately 74% of Versatel’s outstanding notes. The committee collectively holds 33% of such notes.

     On March 28, 2002, Versatel amended its registration statement on Form F-4 to reflect this agreement and intends to launch the exchange offer and consent solicitation as soon as practical.

3.	Earnings per share

     The reconciliation of the basic weighted average outstanding shares and diluted weighted average outstanding shares for the year ended December 31, 2001 and the three months ended March 31, 2002 and 2001:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Basic weighted average outstanding share (000’s)	90,872	89,685	91,352
Dilutive potential common shares Stock options	4,612	5,232	3,558
Warrants	953	1,518	709
Convertible notes	12,837	12,837	12,837

Total	109,274	109,272	108,456

     Convertible promissory notes, warrants and options were not included in the computation of diluted earnings per share for the year ended December 31, 2001 and the three months ended March 31, 2002 and 2001 because their effect was antidilutive.

4.	Goodwill and other intangible assets

     Goodwill amortization, which was €28.3 million for the year ended December 31, 2001, ceased effective January 1, 2002. Provided below is a reconciliation of previously reported financial statement information to amounts that reflect the elimination of goodwill amortization for the comparable quarter ended March 31, 2001 prior to the adoption of SFAS. No. 142.

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Reported net loss	(378,561)	(131,215)	(84,849)
Add back: Goodwill amortization	28,333	7,098	—

Total Adjusted net loss	(350,228)	(124,117)	(84,849)

Loss per share (basic and diluted):
Reported net loss	(4.17)	(1.46)	(0.93)
Add back: Goodwill amortization	0.03	0.08	—

Adjusted net loss per share	(4.14)	(1.38)	(0.93)

5.	Organizational restructuring

     During 2001, we announced two restructurings to create operational synergies as a result of our increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. In September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

     In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. Total annual savings in sales, general and administrative expenses from the announced restructurings are estimated to be approximately €21.2 million, with €8.9 million of such savings realized in 2001. As of March 31, 2002, €10.0 million of the €11.2 million restructuring reserve has been paid and a total of 413 Versatel employees have been terminated. We expect to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

6.	Foreign Currency Transactions

     The Company’s functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transaction.

     At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

7.	Financial Condition and Operations

     Since its founding, Versatel has invested significant capital to build and operate its network and fund its operating losses and interest expense.

     For the three months ended March 31, 2002, we had a loss from operating activities of €31.8 million and negative Adjusted EBITDA (which consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss)) of €3.7 million. For the year ended December 31, 2001, we had a loss from operating activities of €222.8 million and negative Adjusted EBITDA of €64.3 million. We expect to continue to incur significant further operating losses for the foreseeable future. Although the proposed exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

     In order to achieve positive Adjusted EBITDA, Versatel will need to grow its revenues, control its network costs by replacing leased lines and other temporary network elements with its own network, and efficiently manage selling, general and administrative costs. Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. In the definition for Adjusted EBITDA, stock based compensation, tax penalties and restructuring expenses are included.

     The ability to attract and provision new customers directly to our network with fiber, DSL technology, other copper access technologies or leased lines will have a significant impact on Versatel’s ability to achieve positive Adjusted EBITDA and eventual net profit. To date, Versatel has made significant progress in connecting new buildings to its network. Versatel continues to invest in strong sales and marketing efforts to attract new customers and enhance Versatel’s brand image in its target markets, but no assurances can be given by Versatel that it will be able to continue to attract new customers and connect them directly to its network.

     For the three months ended March 31, 2002, the company had a net loss of €84.8 million. In addition, Versatel had an accumulated deficit of €1,124.6 million as of March 31, 2002. We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for the three months ended March 31, 2002 was €17.2 million and was €251.9 million for the year ended December 31, 2001. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to €274.9 million. We expect total capital expenditure for 2002 to be significantly below 2001 levels.

     As of March 31, 2002, we had negative working capital (excluding cash, cash equivalents and marketable securities) of €158.2 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable. At the same time, we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network as well as a reduction in our sales, general and administrative expenses. Also, as the focus of our network construction has shifted to shorter lead time customer connection projects, the length of time that the associated accounts payable remain outstanding will decrease.

     On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the SEC in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of its proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all its outstanding high yield and convertible notes. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes. The offer is to exchange up to 100% of Versatel’s outstanding notes for cash and ordinary shares of Versatel.

     On March 28, 2002, Versatel amended its registration statement on Form F-4 to reflect this agreement and intends to launch the exchange offer and consent solicitation as soon as practical.

     Upon completion of the proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all its outstanding high yield and convertible notes, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the proposed financial restructuring is unsuccessful and current conditions in the capital markets prevail, under its current capital structure Versatel believes that it may not be able to raise additional capital to fund its operations beyond the beginning of 2004.

8.	Segmental reporting

Revenues

     Until 1999, Versatel essentially managed its business as one segment. Versatel’s substantial growth during 2000 led us to formally manage our business by different segments according to the geographic locations of our markets: The Netherlands, Germany, and Belgium. Versatel generates revenue by providing a full range of voice, data and Internet services. Versatel has separate management teams for each of The Netherlands, Germany and Belgium in order to better serve our customers because of the distinct market dynamics of each region in which we operate.

     In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, Versatel operates Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands. Zon’s financial and operating results are included in The Netherlands.

     The key operating performance measures used to evaluate the different segments are revenues and Adjusted EBITDA.

     In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to local content providers. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to local content providers. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

     We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the costs related to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

     Versatel’s revenues presented on a geographical basis are divided as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Revenues
The Netherlands	159,241	31,492	38,753
Belgium	35,050	13,242	10,448
Germany (1)	61,442	17,010	18,274

Total(2)	255,733	61,744	67,475

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to €80.1 million and €25.9 million for the three months ended March 31, 2002.

(2)	Total gross billings for the three months ended March 31, 2002 and year ended December 31, 2001 amounted to €75.1 million and €274.4 million respectively.

     Further, Versatel believes the revenues per service by customer type is an important indicator of the evolution of its broadband services product portfolio. Versatel’s revenues on a service by customer type is divided as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

	(euro in thousands)
Revenues
Business customers
Voice	95,551	21,995	25,230
Data	45,616	11,131	12,042
Internet	38,109	9,864	9,879
Residential customers
Voice	13,776	3,349	3,761
Internet	13,530	3,003	4,387
Carrier Services customers
Voice (1)	16,985	6,579	8,998
Data	9,165	2,010	3,178
Other(2)	23,001	3,813	—

Total (3)	255,733	61,744	67,475

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier service customers in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three months ended March 31, 2002 and year ended December 31, 2001 amounted to €16.7 million and €35.6 million respectively.

(2)	Other sales consists of asset sales of telecommunications infrastructure.

(3)	Total gross billings for the three months ended March 31, 2002 and the year ended December 31, 2001 amounted to €75.1 million and €274.4 million respectively.

Adjusted EBITDA

     Versatel’s Adjusted EBITDA presented on a geographical basis is divided as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Adjusted EBITDA
The Netherlands	(12,764)	(10,402)	(405)
Belgium	(24,283)	(3,775)	(1,305)
Germany	(27,233)	(9,094)	(1,961)

Total consolidated Adjusted EBITDA	(64,280)	(23,271)	(3,671)

Stock based compensation	(5,695)	(2,502)	2,747
Tax penalties	(2,978)	—	—
Restructuring expense	(11,240)	(7,500)	—

Total consolidated EBITDA	(84,193)	(33,273)	(924)

     Management allocates both network services and corporate overhead costs to The Netherlands because the Company’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

Fixed assets

     Due to the integrated nature of our activities, a meaningful breakdown of the fixed assets between services per customer type is not presented here.

     The Company’s fixed assets presented on a geographical basis are divided as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Fixed Assets
The Netherlands	460,141	367,471	453,765
Belgium	106,918	76,136	129,011
Germany	247,181	170,823	250,095

Total	814,240	614,430	832,871

9.	Non-monetary transactions

     For the three months ended March 31, 2001, approximately €3.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions for the three months ended March 31, 2001 of €2.9 million. With the adoption of SFAS 144 as per January 1, 2002, the Company no longer recognizes revenue on non-monetary transactions.

For the three months ended March 31, 2002 Versatel has no such transactions.

10.	Commitments not reflected in the Balance Sheet

     Commitments in connection with the rollout of the Company’s network not yet recorded on the balance sheet amount to approximately €21.2 million as of March 31, 2002.

     The guarantees issued as of March 31, 2002 on behalf of third parties amount to €5.4 million.

11.	Subsequent events

     On May 2, 2002, at a general meeting, Versatel’s shareholders approved a proposed amendment of its articles of association to increase its authorized share capital, as well as the issuance of additional shares and warrants, in connection with its proposed financial restructuring.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

Overview

     We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL technology, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

     In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands.

     Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focused on providing services to small- and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to larger businesses with more sophisticated service requirements, such as Achmea and the UWV-Group of which, as of January 1, 2002, the GAK Group is an integral component. We continually strive to develop new products and services, which we are able to provide to both existing and new customers. We believe providing a bundled service offering comprised of voice and Internet access over DSL technology will be crucial to increasing our market share in the small- and medium-sized business market. Another key component of our historic growth was our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network and to provide multiple services through a single connection. Currently, we focus on connecting customers to our network primarily through our own fiber, DSL technology, other copper access technologies and leased lines. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can generally expand services to such customer without incurring substantial additional investment costs.

     As we have developed our operations, we have incurred substantial losses. We anticipate that net losses will continue to be significant. We have incurred substantial losses both as a result of our operating expenses and expenses related to our outstanding indebtedness. Our operating expenses are comprised primarily of the leasing of access and transmission capacity, originating and terminating costs for voice traffic, selling, general and administrative expenses related to the expansion of our business and increasing depreciation and amortization costs associated with the continuing build-out of our network. We have incurred substantial interest expenses associated with our outstanding debt and foreign exchange losses as a result of currency fluctuations between the euro and U.S. dollar as a result of our U.S. dollar denominated indebtedness. Fluctuations between the U.S. dollar and the euro may continue to adversely affect our results to the extent that we continue to have U.S. dollar denominated indebtedness.

     During 2001, we announced two restructurings to create operational synergies as a result of our increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. In September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

     In total, we recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. Total annual savings in sales, general and administrative expenses from the announced restructurings are estimated to be approximately €21.2 million, with €8.9 million of such savings realized in 2001. As of March 31, 2002, €10.0 million of the €11.2 million restructuring reserve has been paid and a total of 413 Versatel employees have been terminated. We expect to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

Operational Metrics

     Our operational metrics are summarized in the following table:

	December 31,	March 31,	March 31,
	2001	2001	2002

Operating Statistics
Internet Minutes Carried (in mm(1))	2,901	735	934
Direct Access Fiber Customers	796	585	868
MDF/DSL Business Customers	9,656	5,950	12,130
Broadband Local Access Network
Business Park Rings
Benelux	60	45	60
Germany	—	—	—
City Rings
Benelux	26	22	26
Germany	2	2	2
Near Overlay Sections
Benelux	76	67	76
Germany	N/A	N/A	N/A
Buildings Connected (Own Fiber Only)
Netherlands	832	579	884
Belgium	276	142	298
Carrier Services(2)	94	131	100
MDF (NL)	152	139	152
Germany	463	260	479

Total	1,817	1,251	1,913
Central Offices (MDF’s)
Operational
Benelux	126	75	180
Germany	274	160	285
Km of Local Access Fiber
Benelux	1,554	960	1,554
Germany	733	663	755

(1)	The number as of December 31, 2001 is for the full year, and the numbers as of March 31, 2002 and 2001 are for the quarter only.

(2)	The total number of Carrier Services buildings as of December 31, 2001 has decreased due to a reclassification of central office buildings connected for third parties where we also built fiber connections for our own use.

Information about Contractural Cash Payments

     The table below shows our contractural and commercial commitments as of March 31, 2002:

		Less than			Over
Contractual obligations	Total	1 year	2-3 years	4-5 years	5 years

Senior Debts	1,750,391	—	727,140	—	1,023,251
Capital lease obligations	18,407	2,851	4,940	4,178	6,438
Committed capital expenditures	21,200	21,200	—	—	—
Rent and operating lease commitments	93,788	15,263	26,530	18,392	33,603

Total contractual cash obligations	1,883,786	39,314	758,610	22,570	1,063,292

     Senior debt obligations relates to our high yield and convertible notes.

     Capital lease obligations relates primarily to leases of telecommunications network and equipment.

Critical accounting policies

     The discussion and analysis of our operating results and financial condition is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis management evaluates its estimates and judgments, including those related to impairment of long lived assets, deferred tax assets and pending disputes and litigation. Management bases its estimates on current information, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or circumstances.

     We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of long lived assets

     Versatel reviews its long lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with SFAS 121. This review is done by comparing expected future undiscounted cash flows without interest costs to the carrying amount of the group of assets under review. The estimation period of the undiscounted cash flows without interest is based on the estimated useful life of the critical asset of the group of assets under review. If the future undiscounted cash flows without interest costs or the estimated useful life of the critical asset are less favorable, assets may be impaired.

Income taxes/Deferred tax assets

     Versatel accounts for income taxes under the asset and liability method. Based on this accounting principle Versatel has provided a full valuation allowance related to its substantial deferred tax asset. In the future, if sufficient evidence of Versatel’s ability to generate sufficient future taxable income in certain tax jurisdictions become apparent, Versatel may be required to reduce its valuation allowances, resulting in income tax benefits in Versatel’s consolidated statement of operations.

Allowances for disputes and litigation

     Versatel’s current estimated range of liability related to some of the pending disputes with suppliers and customers and related to litigation is based on claims for which management can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those disputes and claims, when there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending disputes and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available we will assess the potential liability related to our pending disputes and litigation and revise our estimates. Such revisions in our estimates could impact our results of operations and financial position.

Non-monetary transactions

     Based on Versatel’s business plan, certain assets have been categorized as assets held for sale within fixed assets. For the three months ended March 31, 2001, €3.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions in the three months ended March 31, 2001 of €2.9 million. These transactions are not reflected in the consolidated statements of cash flows. With the adoption of SFAS 144 as of January 1, 2002, the Company will no longer recognize revenue on non-monetary transactions. For the month ended March 31, 2002 we have no such transactions.

Recently adopted accounting standards

     Reference is made to note 1.3 to our financial statements for recently adopted accounting standards.

Off-balance sheet arrangements

     Versatel does not carry any off-balance sheet arrangements other than those commitments in connection with the rollout of capital expenditures relating to customer connections and network build out, which are not material in amount, and an arrangement with the former shareholders of Komtel for the purchase of the remaining 18% interest in Komtel at a value of €13.9 million.

Revenues

     Generally, our services can be characterized as voice, data and Internet services. As such, we derive our revenues from both minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice), and fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions, including Svianed, Versatel Deutschland (formerly known as VEW Telnet) and Komtel, and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

     Historically, we have priced our variable communications services (voice) at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, from time to time KPN Telecom has reduced its price per minute of telecommunications traffic. However, in December 2001, KPN raised its prices per minute of telecommunications traffic. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. These reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

     A substantial portion of our revenues are attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, local area network to local area network (“LAN-to-LAN”) Interconnect services and Internet web-hosting. For the three months ended March 31, 2002, 44% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected with our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers. We also recently began providing broadband Internet access to Zon’s customers through DSL technology for a fixed monthly fee.

     In addition, a substantial portion of our revenues is attributable to customers directly connected to our network (commonly referred to as “on-net” revenues) using our own fiber, DSL technology, other copper access technologies or leased lines. For the three months ended March 31, 2002, €43.4 million of our revenue was generated from customers directly connected to our network.

     In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to local content providers. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to local content providers. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

     We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this report also discusses the level of gross billings for all periods presented and the costs related to gross billings, which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

     The following table sets forth the total revenues attributable to our operations for the year ended December 31, 2001, and for the three months ended March 31, 2002 and March 31, 2001.

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Revenues
Business customers
Voice	95,551	21,995	25,230
Data	45,616	11,131	12,042
Internet	38,109	9,864	9,879
Residential customers
Voice	13,776	3,349	3,761
Internet	13,530	3,003	4,387
Carrier Services customers
Voice (1)	16,985	6,579	8,998
Data	9,165	2,010	3,178
Other(2)	23,001	3,813	—

Total (3)	255,733	61,744	67,475

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier service customers in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three months ended March 31, 2002 and year ended December 31, 2001 amounted to €16.7 million and €35.6 million respectively.

(2)	Other sales consists of asset sales of telecommunications infrastructure.

(3)	Total gross billings for the three months ended March 31, 2002 and year ended December 31, 2001 amounted to €75.1 million and €274.4 million, respectively.

Geographical focus

     We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the year ended December 31, 2001 and the three months ended March 31, 2002 and March 31, 2001 were as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Revenues
The Netherlands	159,241	31,492	38,753
Belgium	35,050	13,242	10,448
Germany (1)	61,442	17,010	18,274

Total(2)	255,733	61,744	67,475

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three months ended March 31, 2002 and year ended December 31, 2001 amounted to €25.9 million and €80.1 million respectively.

(2)	Total gross billings for the three months ended March 31, 2002 and year ended December 31, 2001 amounted to €75.1 million and €274.4 million respectively.

Customers

     Historically, we generated our revenues from small- and medium-sized business customers. Beginning in 1999, we started to win contracts with and to generate revenues from larger customers. We were awarded these contracts through competitive bidding processes. One such customer is the UWV-Group of which, as of January 1, 2002, the GAK Group is an integral component. We have extended a portion of the UWV-Group contract until May of 2003 and the remainder of the contract until the end of 2003. Another large customer that we obtained through a bidding process is Achmea, from whom we began to generate revenues in the last quarter of 2001. Although we continue to participate in such bidding processes and believe we are well positioned to be awarded such contracts as a result of our network and service offerings, it has been more difficult to compete in such processes due to the current concern of many potential customers regarding our funding position. Also, we believe the general weakness in the economy could delay the decision-making process for potential customers seeking communications services, as well as the timing of upgrades for existing customers.

     We will continue to focus on securing and provisioning customers that can be directly connected to our network utilizing our own fiber, DSL technology, other copper-based access technologies or leased lines. We believe these customers represent a long term asset and provide the best economic return on our dense local access network. However, as we begin to focus on more complex connections such as Achmea’s IP-VPN network, we expect a slow down in the growth of the number of our fiber connections. Also, with the recent introduction of Integrated Services Digital Network (“ISDN”) voice and dedicated Internet services over DSL to the business community in The Netherlands, we expect an increase in the number of customers we provision over DSL technology.

     Historically, in the Benelux, Versatel has approached the residential voice market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential voice market. Recently, we have limited the services we provide to other telecommunications service providers who solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. Also, in The Netherlands, Versatel offers Internet services directly to the residential Internet market through Zon. In Germany, we believe market dynamics, including the high penetration of ISDN services, justify offering services directly to the residential market in select situations. As a result, our German operations service residential customers, which has resulted in a substantial increase in our residential customer base.

     As our network has expanded, we have expanded our ability to provide other carriers with telecommunications services which will maximize the use of our network. We actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk in the past. We currently provide services such as leased lines, transmission, IP uplink, co-location services and voice origination to other service providers such as COLT Telecom and Worldcom. Also, we believe that the decision of many other carriers to scale back their operations, or even leave our market, will have a negative impact on our revenues from other carriers in the forseeable future.

     As a result of our continued growth, our total number of business customers was more than 79,000 as of March 31, 2002. The following table sets forth the total number of customers for our services, for the year ended December 31, 2001 and three months ended March 31, 2002 and 2001.

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(at period end)
Customers(1)
Business
Benelux
Direct	3,713	1,095	4,919
Indirect	23,653	24,775	23,238
Web-hosting	30,100	23,800	31,270
Germany
Direct	6,739	5,440	8,079
Indirect	11,347	8,373	11,486
Residential	48,364	36,396	52,278
Carrier Services	104	147	105

(1)	Excluding Zon active subscribers.

     We believe that disclosing Zon’s registered subscribers, as opposed to active subscribers, is no longer an accurate reflection of the business. The number of active subscribers to Zon has increased to over 533,000 as of March 31, 2002 from over 498,000 as of December 31, 2001.

Cost of Revenues

     Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

     We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own local access and backbone network. However, we will continue to deploy leased lines to directly connect customers to our network in order to either: (a) accelerate such customer’s connection to our network, in which case we will replace the leased line with our own fiber, (b) connect a customer with transaction volumes that do not justify the investment cost associated with a direct connection on our own fiber, or, (c) connect a customer that is located too far from our network infrastructure to economically justify a direct connection with our own fiber.

     As a percentage of revenue, we expect fixed network costs in the long run to decline due to the continuing build out of our local access network, technological improvements, further liberalization of the European telecommunications market and increased availability of transmission capacity.

     We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations. We expect selling, general and administrative expenses both on an absolute basis and as a percentage of revenue to decrease from the levels in 2001. Due to our restructurings announced in 2001, we expect to realize total annual savings in selling, general and administrative expenses of approximately €21.2 million, with €8.9 million of such savings realized in 2001. Although we will continue to seek additional synergies in our operations, we cannot predict the timing of any savings, if any, that may be achieved by such efforts.

Adjusted EBITDA

     Versatel’s Adjusted EBITDA consists of earnings (loss) before interest expense, interest income, income taxes, depreciation and amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss).

     Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Due to the integrated nature of Versatel’s activities a meaningful breakdown of the Adjusted EBITDA between services or per customer type is not presented here.

     Management allocates both network services and corporate overhead costs to The Netherlands because the Versatel’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

     Versatel’s consolidated Adjusted EBITDA and total consolidated EBITDA presented on a geographical basis is divided as follows:

	Year Ended	Three Months Ended
	December 31,	March 31,

	2001	2001	2002

		(euro in thousands)
Adjusted EBITDA
The Netherlands	(12,764)	(10,402)	(405)
Belgium	(24,283)	(3,775)	(1,305)
Germany	(27,233)	(9,094)	(1,961)

Total consolidated Adjusted EBITDA	(64,280)	(23,271)	(3,671)

Stock based compensation	(5,695)	(2,502)	2,747
Tax penalties	(2,978)	—	—
Restructuring expense	(11,240)	(7,500)	—

Total consolidated EBITDA	(84,193)	(33,273)	(924)

Depreciation and Amortization

     We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 30 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers and other equipment at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, require capital expenditures resulting in larger depreciation charges. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, self-manufactured assets include all direct expenses incurred (e.g., work contracted out, direct labor and material cost). Indirect expenses which can be attributed to this activity (e.g., finance expenses) are also capitalized.

Foreign Exchange

     A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than euro. The euro weakened by 2.1% in the first three months of 2002 from $0.8901 per €1.00 on December 31, 2001, to $0.8717 per €1.00 on March 31, 2002. The completion of the proposed exchange offer would significantly reduce our foreign exchange exposure as a result of the retirement of almost all of our U.S. dollar denominated senior notes.

Results of Operations

     For the three months ended March 31, 2002 compared to the three months ended March 31, 2001

     Revenues increased by €5.8 million to €67.5 million for the three months ended March 31, 2002 from €61.7 million for the three months ended March 31, 2001, representing an increase of 9.3%. Gross billings increased by €13.4 million to €75.1 million for the three months ended March 31, 2002 from €61.7 million for the three months ended March 31, 2001, representing an increase of 21.7%. This increase is due to autonomous growth of our on-net business and additional voice traffic. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany.

     Included in the revenues are data and Internet service revenues amounting to €29.5 million for the three months ended March 31, 2002, up from €26.0 million for the three months ended March 31, 2001, representing an increase of 13.4%. Our voice revenues increased to €38.0 million for the three months ended March 31, 2002, up from €31.9 million in the three months ended March 31, 2001, representing an increase of 19.0%. Gross voice billings increased by €13.7 million to €45.6 million for the three months ended March 31, 2002, up from €31.9 million for the three months ended March 31, 2001, representing an increase of 43.0%.

     For the three months ended March 31, 2001, €3.8 million of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions for the three months ended March 31, 2001 of €2.9 million. For these revenues, we applied our accounting principle for non-monetary transactions. With the adoption of SFAS 144 as of January 1, 2002, we will no longer recognize revenue on non-monetary transactions. For the three months ended March 31, 2002, we have no such transactions.

     Our total number of business customers increased to more than 79,000 as of March 31, 2002 from over 62,000 as of March 31, 2001. As of March 31, 2002, Zon had more than 533,000 active subscribers in The Netherlands.

     Cost of revenues decreased by €3.9 million to €36.3 million for the three months ended March 31, 2002 down from €40.2 million for the three months ended March 31, 2001. Costs relating to gross billings increased by €3.7 million to €43.9 million for the three months ended March 31, 2002, up from €40.2 million for the three months ended March 31, 2001, representing an increase of 9.3%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to central office facilities and Internet termination charges.

     However, our cost of revenues was positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

     Selling, general and administrative expenses excluding non-recurring expenses relating to stock based compensation and restructuring expenses decreased by €9.9 million to €34.9 million for the three months ended March 31, 2002, down from €44.8 million for the three months ended March 31, 2001, representing a decrease of 22.2%. Excluded from these expenses for the three months ended March 31, 2002, Versatel recognized a non-cash stock based compensation net gain of €2.7 million related to the amortization of deferred compensation and the non-recurring reversal of this amortization relating to forfeiture of granted employee stock options for employees who have since left the Company. Versatel recognized a non-cash charge of €2.5 million related to the issuance of employee stock options and a restructuring charge of €7.5 million for the three months ended March 31, 2001. This primarily resulted from a decrease in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel and additional facilities cost.

     Depreciation and amortization expenses increased by €0.5 million to €30.8 million for the three months ended March 31, 2002, up from €30.3 million for the three months ended March 31, 2001. Depreciation of fixed assets increased to €30.8 million for the three months ended March 31, 2002, up from €23.2 million for the three months ended March 31, 2001. This increase was primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture. In addition, we have recognized an impairment on our US-based IP network amounting to €3.6 million in the three months ended March 31, 2002. Prior to the adoption of SFAS 142, amortization of goodwill for the three months ended March 31, 2001 was €7.1 million. Versatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” as of January 1, 2002. Under this rule, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indications of impairment arise. Therefore, Versatel did not recognize amortization of goodwill for the three months ended March 31, 2002. In addition, property and equipment include assets held for sale of €59.0 million as of March 31, 2002, which are not depreciated. These assets held for sale consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

     Currency exchange losses, net, decreased by €25.8 million to €11.7 million for the three months ended March 31, 2002, from a loss of €37.5 million for the three months ended March 31, 2001. The decrease can primarily be attributed to an increase in the devaluation of the euro to the dollar by 2.1% in the first quarter of 2002 from $0.8901 per €1.00 as of December 31, 2001 to $0.8717 per €1.00 as of March 31, 2002, compared to a devaluation of 6.8% in the three months ended March 31, 2001.

     Interest income decreased by €8.1 million to €6.2 million for the three months ended March 31, 2002, down from €14.3 million for the three months ended March 31, 2001. This decrease was primarily a result of our lower cash balance.

     Interest expense increased by €3.1 million to €47.6 million for the three months ended March 31, 2002, up from €44.5 million for the three months ended March 31, 2001. This increase is primarily related to the lower capitalization of interest because our capital expenditures for the three months ended March 31, 2002 are lower than our capital expenditures for the three months ended March 31, 2001.

     Versatel did not recognize any extraordinary items in the three months ended March 31, 2002 and 2001 respectively.

Liquidity and Capital Resources

     We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in proceeds, net of offering expenses, in a series of debt and equity offerings, as follows:

•	In May 1998, we issued $225,000,000 13-1/4% senior notes due 2008 and warrants to purchase 3.0 million ordinary shares;

•	In December 1998, we issued $150,000,000 13-1/4% senior notes due 2008 and warrants to purchase 2.0 million ordinary shares;

•	In July 1999, we issued $180,000,000 11-7/8% senior notes due 2009, €120,000,000 11-7/8% senior euro notes due 2009 and sold 22.2 million ordinary shares at €10.00 per share;

•	In December 1999, we issued €300,000,000 4% senior convertible notes due 2004 and sold 15.0 million ordinary shares at €35.00 per share; and

•	In March 2000, we issued €300,000,000 11-1/4% senior euro notes due 2010, €360,000,000 4% senior convertible notes due 2005 and sold 5.1 million ordinary shares at €49.00 per share.

     We have used a significant amount of the net proceeds of these debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditures for the three months ended March 31, 2002 was €17.2 million and €251.9 million for the year ended December 31, 2001. Taking the non-monetary transactions of 2001 into consideration, our gross capital expenditures amounted to €274.9 million. We expect total capital expenditures for 2002 to be significantly below 2001 levels. In addition, we may have to purchase the remaining stake in Komtel that we do not already own for approximately €13.9 million.

     As of March 31, 2002, we had negative working capital (excluding cash and marketable securities) of €158.2 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable. At the same time, we also expect a significant reduction in our accounts payable as a result of payments that are due related to equipment and services purchased in connection with the construction of our now largely completed network as well as a reduction in our selling, general and administrative expenses. Also, as the focus of our network construction has shifted to customer connection projects with shorter lead times, the length of time that the associated accounts payable remain outstanding will decrease.

     As of March 31, 2002, our cash and marketable securities balance amounted to €633.6 million, which together with anticipated cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements until the beginning of 2004. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

     Upon completion of the proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all its outstanding high yield and convertible notes, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than €50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating further operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the proposed financial restructuring is unsuccessful and current conditions in the capital markets prevail, under our current capital structure Versatel believes that it may not be able to raise additional capital to fund its operations beyond the beginning of 2004.

     Subsequent to the proposed financial restructuring, if we wish to take advantage of attractive business opportunities in order to expand our local access network or otherwise, we will require additional capital. This additional capital could be in the form of equity or debt raised in the private or public markets or from financial institutions. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of our business and may have an adverse effect on the valuation of our tangible and intangible fixed assets.

     The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

     Net cash used in operating activities was €70.3 million for the three months ended March 31, 2002, compared to €73.5 million for the three months ended March 31, 2001. This decrease was primarily the result of a decrease in accounts payable, accrued liabilities and sales, general and administrative expenses.

     Net cash provided by investing activities was €124.8 million for the three months ended March 31, 2002, primarily as a result of a net disinvestment in marketable securities of €143.7 million and capital expenditures of €17.2 million, compared to €1,018.2 million used in investing activities and capital expenditures of €57.9 million for the three months ended March 31, 2001. Net disinvestment in marketable securities for the three months ended March 31, 2002 amounted to €143.7 million primarily due to cash requirements from operating activities and capital expenditures. Versatel purchased an additional 2% interest in Komtel from Stadwerke Flensburg GmbH, the former shareholder, for €1.6 million increasing Versatel’s interest to 82%.

     Net cash provided by financing activities was €0.6 million in the three months ended March 31, 2002, compared to a net cash used in financing activities of €1.4 million for the three months ended March 31, 2001 primarily as a result of a lower redemption of short term loans.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

     Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated.

     The notes issued in the two high yield offerings in 1998, $225,000,000 13-1/4% senior notes and $150,000,000 13-1/4% senior notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11-7/8% senior notes and €120,000,000 11-7/8% senior notes will mature on July 15, 2009, and the high yield notes issued in March 2000, €300,000,000 11-1/4% senior notes will mature on March 30, 2010. Our convertible notes, €300,000,000 4% senior convertible notes due 2004, and €360,000,000 4% senior convertible notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At March 31, 2002, the market value of the outstanding notes issued in the high yield offerings was approximately €223.2 million and the market value of our outstanding convertible notes was approximately €145.2 million.

     As of March 31, 2002, our dollar denominated cash balance amounted to $71.9 million. Prior to the application of the net proceeds from these offerings, such funds have been invested in short term investment grade securities. From time to time we hedge a portion of our foreign currency risk in order to lock into a rate for a given time.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of €3.0 million that was made in the fourth quarter of 2001, whereby all criminal charges will be dropped, without any admission of guilt by us. The Company intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which could amount to up to approximately €10.0 million. Should the Company be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

     On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel’s initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel’s prospectus was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters’ customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel’s stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. The Company intends to contest the action vigorously.

     Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

     Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2. CHANGES IN SECURITIES

     None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5. OTHER INFORMATION

     None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

     None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 15, 2002.

Versatel Telecom International N.V.

By:	/s/ Raj Raithatha Raj Raithatha Managing Director and Chief Executive Officer

By:	/s/ Mark Lazar Mark Lazar Chief Financial Officer